UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86 25) 5276 6688
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            N/A

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: July 27, 2009

Exhibit Index

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

CHINA SUNERGY PROVIDES UPDATE ON SELECTED
2009 SECOND QUARTER ESTIMATED RESULTS

NANJING, China, July 24 /PRNewswire-Asia/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, today announced an update regarding several estimated financial and operational results for the second quarter ended June 30, 2009.

China Sunergy’s second quarter solar cell shipments slightly exceeded the previously announced guidance of 35MW to 40MW. Gross profit margin is expected to be around 9%, compared with prior guidance of a positive low single digit number. China Sunergy also expects to return to quarterly profitability for the second quarter of 2009.

“During the second quarter China Sunergy met or exceeded the guidance targets we set for ourselves, and I am pleased with the dedicated effort demonstrated by the entire company to achieve these results,” Dr. Allen Wang, CEO of China Sunergy, remarked. “We have experienced a steady monthly improvement in our operational and financial performance during the quarter, and I am looking forward to discussing our progress and challenges in more detail during the upcoming earnings period.”

As these selected estimated results are subject to the finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates. China Sunergy plans to report its full second quarter 2009 results in late August 2009; once the reporting date is finalized a press release announcing the date and details of the second quarter conference call will be issued.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

For further information contact:

Peter Schmidt
Financial Dynamics
Email: peter.schmidt@fd.com
Tel: + 86-10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.